Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Ringo Ng	Haris Tajyar
Chief Financial Officer	Managing Partner
Ph: 011-852-2170-0018	Ph: 818-382-9702
ringong@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
NOVEMBER 3, 2006
LJ INTERNATIONAL ANNOUNCES THIRD QUARTER
EARNINGS RELEASE DATE AND CONFERENCE CALL
HONG KONG and LOS ANGELES — November 3, 2006 — LJ International Inc. (Nasdaq: JADE), one of the fastest growing jewelry companies in the world, today announced that it will release its third quarter 2006 results pre-market on Monday, November 13, 2006. The Company will subsequently conduct a conference call at 11:00 a.m. EST to review the results and for a Q&A session. The call will be hosted by Messrs Ringo Ng, Chief Financial Officer of LJ International Inc., and Haris Tajyar, Managing Partner of Investor Relations International.

WHAT:	LJ International Inc. Third Quarter Earnings Conference Call

WHEN:	Monday, November 13, 2006 — 11:00 a.m. Eastern Time

HOW:	Live via phone by dialing 877-407-8031, or 201-689-8031 for international callers, and asking for the LJ International Inc. call. Please call at least 10 minutes prior to the start time, or live over the Internet by logging on to the Company’s Website at www.ljintl.com.

REPLAY:	A replay of the conference call will be available through 12/13/2006 and may be accessed by calling 877-660-6853, or 201-612-7415 for international callers. Enter passcode 286 and confirmation 219181. An audio archive will also be available on the Company’s website at www.ljintl.com shortly after the call and will be accessible for approximately 90 days.

RSVP:	To register for the call or to be added to LJ International Inc.’s e-mail and/or fax investor distribution lists, please contact Haris Tajyar, Managing Partner of Investor Relations International, at htajyar@irintl.com.
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LJ International Inc.

About LJ International
LJ International, Inc. (LJI), based in Hong Kong and the U.S., is engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America, Europe, Australia and Japan, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, go to its Web Site at http://www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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